NEWS RELEASE

Crosshair Identifies New Uranium Trend at Juniper Ridge, Wyoming

August 9, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that the 2012 drill program has identified a new mineralized zone on the northwest edge of the Juniper Ridge East resource area.  Initial results indicate a thick zone of uranium mineralization ranging from 50 and 150 feet below surface, with grade thickness values ranging up to 3.65 %eU3O8xFt.  The trend is open to the northwest and will be followed during subsequent drilling.

“This new uranium mineralization trend is consistent with the overall trend at Juniper Ridge and is oriented directly toward Juniper Ridge West, across nearly 4,500 feet of untested ground,” said Tom Bell PhD, P.G., Crosshair’s Vice President and Chief Geologist.  “Infill and delineation drilling have confirmed mineralized zones and trends identified from previous drilling. We have initiated a radiometric soil survey to identify subsequent drilling locations on the trend.”

“We are very pleased with the results from our 2012 drill program at Juniper Ridge,” said Mark Ludwig, Crosshair President and CEO. “Discovering that the uranium mineralization we’ve been tracking extends into previously unexplored territory is a significant development. It’ll be one of our key priorities now to determine how far the trend continues toward Juniper Ridge West.”

Infill drilling has bolstered understanding of the current resource by adding certainty to its tenor and distribution.  Delineation drilling has constrained some of the resource allowing the program to focus on the most promising areas of new mineralization, additional open mineralization trends, and the lowest drilling density in areas of established resources.  Highlights of the results of the 2012 drilling program include:

HOLE ID	From (ft)	To (ft)	Thickness (ft)	Grade (%eU3O8)	GT (%eU3O8xft)
JRE-12-282	112.5	163.4	50.9	0.072	3.65
JRE-12-285	57.8	115.5	57.7	0.063	3.63
JRE-12-253	42.9	52.4	9.5	0.044	0.42
and	95.7	117.6	21.9	0.024	0.53
and	142.0	186.5	44.5	0.048	2.12
JRE-12-258	68.4	112.5	44.1	0.049	2.14
JRE-12-293	157.3	214.6	57.3	0.030	1.71
JRE-12-359	109.7	119.9	10.2	0.139	1.41
JRE-12-396	80.3	102.2	21.9	0.067	1.47
JRE-12-245	37.5	74.9	37.4	0.036	1.35
JRE-12-260	169.8	198.1	28.3	0.046	1.30
JRE-12-404	88.2	115.6	27.4	0.044	1.20
JRE-12-244	64.3	80.8	16.5	0.048	0.80
and	156.8	189.8	33.0	0.038	1.25
JRE-12-408	41.9	55.5	13.6	0.080	1.09

Complete results and maps can be found on the Crosshair website at: http://www.crosshairenergy.com/s/JuniperRidge.asp. Composite results are based on a minimum 0.02% eU3O8 and a grade x thickness (GT) of 0.1.

The grades noted above are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. This wireline logging was performed by GAA Wireline utilizing conventional total gamma and supplemented by Prompt Fission Neutron (PFN) logging in mineralized zones. Conventional gamma measurements are used to identify mineralized zones and PFN is used to accurately measure the uranium concentration of each zone.  PFN is an alternative technology to Uranium Spectrographic Analysis (USAT) used in Crosshair’s 2011 drill program.  The two logging methods yield comparable results.  Each method is recognized by the uranium exploration industry as a valid means of accurately measuring uranium concentration in situ.

In association with the drill program, the company has initiated an extensive combined gamma and radon soil survey with the following goals:

1.	Identify zones of new mineralization on which to conduct subsequent drilling,
2.	Maximize use of drilling capital by pre-identifying areas of high mineral probability,
3.	Identify areas of low mineral probability to use as topsoil and tailings storage areas,
4.	Identify areas of low mineral probability suitable for use as a 40 acre leach pad.

Capitalizing on these very positive drill results, the Company has decided to reduce its 2012 exploration activities on the Bootheel project in order to focus more resources on Juniper Ridge during the current exploration season.

About Juniper Ridge

The Juniper Ridge Property is composed of 197 federal lode claims and one state mineral lease totaling 4,710 acres (1,906 Ha). Last year’s exploration activities succeeded in identifying an Indicated mineral resource estimate of 5.2 million pounds of uranium oxide (4.14 million tons at 0.063% eU3O8), using a grade-thickness (GT) cut-off of 0.1. The focus of the current exploration program is to verify more of the historic geological resources which range from 5.2 million tons grading 0.067% U3O8 totaling 6.97 million pounds of uranium (AGIP Mining Company in 1986), to 8 million tons grading 0.056% U3O8 totaling 9.9 million pounds (Urangesellschaft USA in 1978). These historical resource estimates were completed prior to the implementation of NI 43-101 and are not compliant with currently accepted reserve and resource classifications as set forth by the Canadian Institute of Mining, Metallurgy and Petroleum. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimates are both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Additional drilling is required to verify these historic results. Therefore, the historical resource estimates should not be relied upon. Additional information on the Juniper Ridge Project can be found at: http://www.crosshairenergy.com/s/JuniperRidge.asp.

Mark Ludwig, P.E., President and CEO of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release. Mr. Ludwig has verified that the results disclosed in this news release have been accurately summarized from the original downhole radiometric logs provided to Crosshair.

Audit Report Disclosure

Crosshair announces that in connection with its audited annual financial statements for the year ended April 30, 2012, Crosshair received an opinion from its auditors, Davidson & Company LLP with respect to Crosshair’s ability to continue as a going concern being dependent upon its ability to raise additional funds through equity financings, loans or other arrangements.  A copy of Crosshair’s audited annual financial statements for the year ended April 30, 2012 may be viewed at www.sedar.com or on Crosshair’s website at www.crosshairenergy.com.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its flagship properties, Bootheel and Juniper Ridge, have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Additional information about the Juniper Ridge Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, 43-101 Mineral Resource Technical Report” dated February 21, 2012. For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things mineral resource estimates, increasing mineral resource estimates, additional mineralization, the details of the exploration program and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.